

November 30, 2021

James Xilas
Chief Executive Officer
Blubuzzard, Inc.
640 Douglas Avenue
Dunedin, FL 34698

  Re: Blubuzzard, Inc.
   Amendment No. 2 to Registration Statement on Form 10-12G
   Filed November 18, 2021
   File No. 000-56019

Dear Mr. Xilas:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form 10-12G Filed November 18, 2021

Business, page 3

1. We note your revision in response to comment 1. Please revise to also disclose the material impact on investors from the time that you became delinquent in the filing of your periodic reports. Please also file, or outline for us your plan to file, your delinquent periodic reports.

2. We note your revision in response to comment 2. Please delete or revise your disclosure that certain statements "could not be" deemed to be offers or sales within the meaning of the Securities Act, as such statements may be deemed offers of securities. Please also revise to clarify that it is uncertain whether "there was no sale and there was no offering of anything 'for value,'" as it appears premature to present your understanding as a legal conclusion. Please also revise to disclose whether money, or any other type of consideration, was exchanged for "nuggets," "buzCoins" or any other digital asset whose

value purportedly related to the value of silver. For guidance, refer to the Staff of the Division of Corporation Finance's "Framework for 'Investment Contract' Analysis of Digital Assets" available at https://www.sec.gov/corpfin/framework-investment-contract-analysis-digital-assets. Please further revise to disclose the remedies that any purchasers may have under Section 12(a)(1) of the Securities Act if such securities were offered or sold in violation of Section 5 of the Securities Act.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ameen Hamady at (202) 551-3891 or Jennifer Monick at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham at (202) 551-3783 or David Link at (202) 551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Adam Katz, Esq.